Exhibit 17

Letter of Resignation

June 11, 2013

Board of Directors
Solarflex Corp.
Attn: Sergey Rogov

Dear Mr. Rogov:

I hereby submit my resignation to the Board of Directors of Solarflex Corp., and to all and any additional positions in the Company, in force as of today.

Thank you very much for our joint work.

Sincerely,

/s/: Jonathan Berezovsky
Jonathan Berezovsky